Exhibit 2.1

ENGLISH CONVENIENCE TRANSLATION OF NOTARIZED GERMAN COPY

MERGER PLAN

for the merger

between Allianz Aktiengesellschaft, Königinstr. 28, D-80802 Munich, Germany

– hereinafter also “Allianz AG” or “Acquiring Company” –

and

RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni, Corso

Italia 23, Milan, Italy

– hereinafter also “RAS” or “Transferring Company” –

Preamble

Allianz AG is a stock corporation under German law, registered in the commercial register (Handelsregister) at the Local Court of Munich, Germany, under HRB 7158, with its registered office in Munich, Germany. Its share capital (Grundkapital) amounts to EUR 1,039,462,400 and is divided into 406,040,000 no-par value shares (“Allianz Shares”). Pursuant to Art. 2 para. 2 of the articles of association of Allianz AG the Allianz Shares are registered shares and can only be transferred with the consent of the company which consent may only be withheld if Allianz AG deems this necessary for exceptional grounds in the interest of the company. Other kinds of shares of Allianz AG, in particular preferred shares (Vorzugsaktien), do not exist.

Allianz AG is the holding company of the Allianz group (“Allianz Group”) which operates in the areas of insurance, banking, asset management and other financial, consulting and similar services.

RAS is a stock corporation under Italian law (Società per Azioni) registered in the company register (Registro delle Imprese) of Milan, Italy, under No. 00218610327, having its registered office in Milan, Italy. Its share capital (Capitale Sociale) amounts to EUR 403,336,202.40, which is divided into 670,886,994 ordinary shares with voting rights (Azioni Ordinarie) (“RAS Ordinary Shares”) and 1,340,010 savings shares without voting rights issued to the bearer (Azioni di Risparmio) (“RAS Savings Shares”), all having a par value of EUR 0.60.

Allianz AG held an interest in RAS prior to the announcement of the combination of the two companies described hereinafter for several years in an amount of 372,438,983 of the RAS Ordinary Shares, representing approximately 55.51 % of the RAS Ordinary Shares.

Both the Board of Management of Allianz AG (Vorstand) and the Board of Directors (Consiglio di Amministrazione) of RAS have decided on September 8 and 11, 2005 to combine both Allianz AG and RAS in a European Company (Societas Europaea) (“SE”). This shall be effected by merging RAS into Allianz AG whereby in the course of the merger Allianz AG adopts the legal form of an SE.

As a first step of such combination, Allianz AG launched a voluntary cash tender offer to the shareholders of RAS. In the course of this voluntary cash tender offer, Allianz AG has acquired 139,719,262 RAS Ordinary Shares and 328,867 RAS Savings Shares with the effect that, including the RAS Ordinary Shares already held, Allianz AG now holds 512,158,245 RAS Ordinary Shares, representing approximately 76.3 % of RAS’s share capital issued in the form of RAS Ordinary Shares and 76.2 % of RAS’s total share capital.

Together with the RAS Savings Shares acquired outside the cash tender offer Allianz AG holds 954,788 RAS Savings Shares, representing approximately 71.3 % of RAS’s share capital issued in the form of RAS Savings Shares and 0.1 % of RAS’s total share capital.

As another preparative measure of the combination, RAS will prior to the effectiveness of the merger hive-down its business into a wholly-owned subsidiary, operating under the name RAS Italia S.p.A. (in the future RAS S.p.A.) with its registered office in Milan, Italy. This ensures that the insurance business so far operated directly by RAS, will not be transferred to Allianz AG upon the effectiveness of the merger. The interest of RAS in RAS INTERNATIONAL N.V., Amsterdam, as well as the minority interests of RAS in Koc Allianz Sigorta A.S., Istanbul, Koc Allianz Hayat ve Emeklilik A.S., Istanbul, and Companhia de Seguros Allianz Portugal S.A., Lisbon, are excluded from the hive-down. Furthermore, several tax claims and tax liabilities, several assets and liabilities related to certain administrative functions, as well approximately 60 employees are retained by RAS.

In connection with the merger, both holders of RAS Ordinary Shares and RAS Savings Shares who either do not participate in the resolutions in the RAS extraordinary shareholders’ meetings resolving upon the merger or who vote against the merger, have a right to dispose of their shares against cash prior to the effectiveness of the merger. According to Art. 2437 et seq. of the Italian Civil Code (Codice Civile), the cash exit liquidation value will be determined by the average closing prices on the Italian stock exchange during the last six months preceding the publication of the invitations to the extraordinary RAS shareholders’ meetings. These invitations have been published on September 27, 2005, so that, on the basis of the accordingly determined average of the closing prices, the cash exit price is EUR 16.72 per RAS Ordinary Share and EUR 24.24 per RAS Savings Share. As far as the cash-exit right is exercised, the number of shares in RAS held by Allianz AG can still increase prior to the effectiveness of the merger (see also Section 5.2).

Now, therefore, Allianz AG and RAS agree as follows:

SECTION 1

Merger of RAS into Allianz AG

RAS shall be merged into Allianz AG (as Acquiring Company) by way of merger by acquisition without liquidation pursuant to Art. 17 para. 2 lit. a) of Council Regulation (EC) No. 2157/2001 of October 8, 2001 (hereinafter “SE Regulation”). Upon effectiveness of the merger all assets and liabilities of RAS shall be transferred to Allianz AG, RAS shall cease to exist and Allianz AG shall adopt the legal form of an SE. Allianz

AG shall issue new Allianz Shares to the holders of RAS Ordinary Shares and RAS Savings Shares according to the terms and conditions of this merger plan.

SECTION 2

Effectiveness of the Merger, Merger Effective Date

2.1	The merger shall become effective with its registration in the commercial register at the registered office of Allianz AG (cf. Art. 27 para. 1 SE Regulation).

2.2	For accounting purposes, the acquisition of the assets and liabilities of RAS shall occur with effect as of the beginning of January 1 of such year in which the merger becomes effective upon registration in the commercial register at the registered office of Allianz AG. From this time on, all actions and transactions of RAS and Allianz AG shall be deemed for accounting purposes as being those of Allianz SE (merger effective date).

2.3	The Board of Management of Allianz AG will ensure that the registration of the merger in the commercial register at the registered office of Allianz AG will take place only after the payment of dividends, if any, of Allianz AG and RAS, respectively, for the fiscal year, which precedes the effectiveness of the merger.

SECTION 3

European Company (SE)

3.1	Upon registration of the merger in the commercial register at the registered office of Allianz AG, according to Art. 17 para. 2 sentence 2 and Art. 29 para. 1 lit. d) of the SE Regulation, Allianz AG adopts ipso iure the legal form of an SE.

3.2	The company name of the SE shall be “Allianz SE.”

3.3	Registered office of Allianz SE shall be Munich, Germany.

3.4	Allianz SE shall be given the statutes attached hereto as Annex I. Thereby, at the time of the change of legal form of Allianz AG into a Societas Europaea:

(i)	the amount of the share capital set forth in Section 2 para. 1 of the statutes of Allianz SE shall correspond to the share capital displayed in Section 2 para. 1 of the articles of association of Allianz AG,

(ii)	the amounts of the authorized capitals pursuant to Section 2 para. 3 and 4 of the statutes of Allianz SE, shall correspond respectively, to the amounts of the still remaining authorized capitals pursuant to Section 2 para. 3 and 4 of the articles of association of Allianz AG, and

(iii)	the amount of the conditional capital pursuant to Section 2 para. 5 and the amount of the conditional capital pursuant to Section 2 para. 6 of the statutes of Allianz SE, shall correspond respectively, to the amounts stated in Section 2 para. 5 and Section 2 para. 6 of the articles of association of Allianz AG, provided, however, that the statutes of Allianz SE shall only provide for a conditional capital in Section 2 para. 6 in case that the creation of a conditional capital pursuant to agenda item 5 of the extraordinary general meeting of Allianz AG on February 8, 2006 in Section 2 para. 6 of the articles of association of Allianz AG, has become effective at the time of the effectiveness of the merger.

To this end, the Supervisory Board of Allianz SE is authorized and also instructed to accordingly adjust the wording (Fassung) of the draft statutes of Allianz SE in accordance with the preceding sentence.

Allianz AG and RAS agree that upon effectiveness of the merger by registration in the commercial register at the registered office of Allianz AG, only the German version of the statutes of Allianz SE shall be binding due to the reliance function (Publizitätsfunktion) of the commercial register.

SECTION 4

Hive-down of the business of RAS into RAS Italia S.p.A.

4.1	Prior to the effectiveness of the merger, RAS shall hive-down its business into RAS Italia S.p.A. (in the future RAS S.p.A.), a wholly-owned subsidiary of RAS, and shall propose to its extraordinary shareholders’ meeting (Assemblea Straordinaria) of holders of RAS Ordinary Shares a corresponding amendment to the corporate purpose of RAS. The interest of RAS in RAS INTERNATIONAL N.V., Amsterdam, as well as the minority interests of RAS in Koc Allianz Sigorta A.S., Istanbul, Koc Allianz Hayat ve Emeklilik A.S., Istanbul, and Companhia de Seguros Allianz Portugal S.A., Lisbon, are excluded from the hive-down. Moreover several tax claims and tax liabilities, several assets and liabilities related to certain administrative functions, as well approximately 60 employees are retained by RAS.

4.2	The Board of Management of Allianz AG and the Board of Directors of RAS shall ensure that the registration of the merger in the commercial register at the registered office of Allianz AG will only occur after the effectiveness of the hive-down according to Section 4.1.

SECTION 5

Cash Exit Right of RAS Shareholders

5.1	According to the applicable provisions of the Italian Civil Code (Codice Civile) a cash exit right will be granted to:

(a)	Holders of RAS Ordinary Shares and holders of RAS Savings Shares who will not participate in, or vote against in the extraordinary shareholders meeting of RAS, resolving upon the resolutions to (i) amend the corporate purpose of RAS in connection with hive-down of the business of RAS or (ii) approve this merger plan provided that the registered office of the Acquiring Company will not be in Italy; as well as to

(b)	holders of RAS Savings Shares who will not participate in, or will vote against in the extraordinary shareholders’ meeting of holders of RAS Savings Shares, the resolutions to approve this merger plan provided that holders of RAS Savings Shares are not granted shares of Allianz SE with special economic rights as attached to the RAS Savings Shares.

According to Art. 2437-ter of the Italian Civil Code (Codice Civile), the cash exit liquidation value is to be calculated on the basis of the average of the closing prices of the RAS Ordinary Shares or RAS Savings Shares on the Italian stock exchange during the six months period prior to the publication of the invitations to the extraordinary shareholders’ meetings of RAS shareholders which resolve upon the merger, respectively upon the amendment of the statutory business purpose. These invitations were published on September 27, 2005, with the effect that, on the basis of the accordingly determined average of the closing prices, the liquidation value of the cash exit right amounts to EUR 16.72 per RAS Ordinary Share and EUR 24.24 per RAS Savings Share. RAS shareholders that exercised their cash exit rights and received the payment of the cash exit price shall not be entitled to any further dividend payment of RAS, if any.

5.2

Both RAS Ordinary Shares and RAS Savings Shares, with respect to which the cash exit right is exercised, have to be offered by RAS to the remaining RAS shareholders, and therefore also to Allianz AG, for purchase. The remaining RAS shareholders are entitled to purchase these RAS Shares in accordance with their respective proportion of participation in RAS. Allianz AG will purchase the shares offered to Allianz AG and those offered to the remaining RAS shareholders that do not purchase them.

SECTION 6

Exchange Ratio with respect to the Merger

6.1	As a consequence of the transfer of all assets and liabilities of RAS by way of merger, Allianz AG shall, upon effectiveness of the merger, grant shareholders of RAS existing at this point of time for every 19 (nineteen) RAS Ordinary Shares 3 (three) shares of Allianz SE and for every 19 (nineteen) RAS Savings Shares 3 (three) shares of Allianz SE. In the connection with the merger, Allianz AG shall not receive any shares in Allianz SE for such RAS Ordinary or Savings Shares that Allianz AG holds itself, including such shares acquired by Allianz AG in connection with the cash exit right (see Section 5). The same shall apply to treasury shares held by RAS, if any.

6.2	The Allianz Shares granted in accordance with Section 6.1 above shall be entitled to share in the profits of Allianz AG from the merger effective date (Section 2) on.

6.3	No additional consideration, in particular no cash payments, shall be made by Allianz AG to the shareholders of the Transferring Company.

SECTION 7

Capital Increase

7.1	In order to consummate the merger, Allianz AG will increase its share capital by up to EUR 64,315,543.04 (in words: EUR sixty four million three hundred fifteen thousand five hundred forty three and four Cent). The capital increase shall be effected by issuance of up to 25,123,259 Allianz Shares.

7.2	To the extent Allianz AG holds shares in RAS or RAS holds treasury shares, the share capital of Allianz AG will, pursuant to Art. 18 SE Regulation in connection with Section 68 para. 1 sentence 1 no. 1 and no. 2 of the German Transformation Act (Umwandlungsgesetz – UmwG), not be increased.

SECTION 8

Trustee

8.1	RAS has appointed Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany, as trustee for receiving the Allianz-Shares to be issued and for delivery of these shares to the shareholders of RAS whereby Deutsche Bank Aktiengesellschaft shall use Deutsche Bank S.p.A., Milan, Italy as vicarious agent (Erfüllungsgehilfe) for the exchange of the shares.

8.2	Allianz AG shall hand over the new Allianz Shares to the trustee in the form of a global share certificate (Globalurkunde) after the capital increase in accordance with Section 7 has been registered with the commercial register at the registered office of Allianz AG and prior to the filing of the merger deed to the company register (Registro delle Imprese) at the registered office of RAS, and instruct the trustee, to deliver (Besitz verschaffen), after the registration of the merger in the commercial register at the registered office of Allianz AG and after the exchange of the Allianz Shares at a ratio of 1:1 into shares of Allianz SE, to the shareholders of RAS the shares in Allianz SE that they are entitled to, concurrently against (Zug um Zug) transfer of their RAS shares. The delivery (Besitzverschaffung) shall occur by way of corresponding book transfer in the security deposit accounts, in which the RAS shares are booked, by the central securities depositary Monte Titoli S.p.A. by way of collective safe deposit account credit (Girosammeldepotgutschrift). Allianz AG shall bear the costs for the consummation of the exchange of the shares.

SECTION 9

Holders of Special Rights and Holders of Other Securities

9.1	The holders of RAS Savings Shares are granted ordinary shares of Allianz SE pursuant to Section 6.1. No further benefit shall be provided.

9.2

In February 2005, based on a stock option plan, the managing member of the Board of Directors of RAS (Amministratore Delegato) of the Board of Directors (Consiglio di Amministrazione) of RAS, Mr. Paolo Vagnone, as well as other executive employees of the RAS Group employed in Italy, who are not members of the Board of Directors of RAS, have received as part oft their remuneration 1,200,000 stock options (thereof 100,000 stock options in favor of Mr. Paolo Vagnone who at that time was a managing director (Direttore Generale) of RAS) which entitle the beneficiaries to purchase an equivalent amount of RAS Ordinary Shares at a price of EUR 17.085 per share. This exercise price corresponds to the average price of RAS Ordinary Shares in the month preceding the issuance of the stock options, i.e. in the period from December 31, 2004 through January 31, 2005. According to the terms and conditions for the exercise, the stock options are exercisable from February 1, 2008 through January 31, 2012, provided that (i) in the fiscal year 2005 RAS has reached at least 80 % of its planned targets in terms of both increase of value pursuant to the EVA®-concept (economic value added)

as well as the annual net income under IAS, and (ii) at the point in time the respective stock option is exercised, the price per RAS Ordinary Share is at least 10 % higher than the average price in January 2005 (i.e. at least EUR 18.794).

As a result of the resignation of certain beneficiaries under this stock-option plan, the number of exercisable stock-options was reduced to 953,000 (thereof 100,000 stock-options in favor of Mr. Paolo Vagnone).

Upon effectiveness of the merger, these stock options will be adapted as follows: The beneficiaries shall be granted the right to purchase up to 173,241 shares in Allianz SE in lieu of 953,000 RAS Ordinary Shares. Thereof, 18,178 shares in Allianz SE are accounted for Mr. Paolo Vagnone. The exercise price shall thereby be EUR 93.99 per share in Allianz SE and corresponds to the average price of Allianz Shares during the same reference period of time that was applicable for the determination of the original exercise price for the RAS Ordinary Shares, i.e. from December 31, 2004 through January 31, 2005. The number of shares in Allianz SE to be delivered to the beneficiaries upon exercise of the stock options shall be calculated according to the ratio of the original exercise price per RAS Ordinary Share and the exercise price per share in Allianz SE. The exercise is subject to the condition that RAS in the fiscal year 2005 has reached at least 80 % of its planned targets in terms of both increase of value pursuant to the EVA®-concept (economic value added) as well as the annual net income under IAS. Allianz AG intends to satisfy the claims to purchase shares in Allianz SE by delivery of treasury shares.

SECTION 10

Special Advantages

10.1	Subject to Sections 9.2, 10.2, 10.3 and 10.4, no special advantages within the meaning of Art. 20 para. 1 lit. g) of the SE Regulation were or will be granted in connection with the merger to the members of the administrative, management, supervisory, or control bodies of RAS or Allianz AG, nor to the statutory auditors or the independent merger auditors or other experts of both companies.

10.2

Prior to the merger, the managing member (Amministratore Delegato) of the Board of Directors (Consiglio di Amministrazione) of RAS, Mr. Paolo Vagnone, and further executive employees of the RAS Group employed in Italy, who are not members of the Board of Directors of RAS, were granted the right to exercise their stock option rights granted in 2004 prematurely, i.e. during the period of the cash tender offer of Allianz AG for the purchase of RAS shares from October 20, 2005 through November 23, 2005 and not only during the original exercise period for these stock options from February 1, 2006 through January 31, 2011. All beneficiaries exercised their respective rights with the effect that RAS granted these beneficiaries a total of 680,000 RAS Ordinary Shares – 50,000 RAS Ordinary Shares thereof to the managing member of the Board of Directors, Mr. Paolo Vagnone – at an exercise price of EUR 14.324 per RAS Ordinary Share.

10.3	As a matter of legal precaution, it is noted that, notwithstanding the competence of the Supervisory Board of Allianz SE according to stock corporation law, the members of the Board of Management of Allianz AG in office as of the January 1, 2006 are expected to be appointed as members of the Board of Management of Allianz SE. Members of the Board of Management of Allianz AG as of January 1, 2006 will be Michael Diekmann, Dr. Paul Achleitner, Clement Booth, Jan R. Carendi, Enrico Cucchiani, Dr. Joachim Faber, Dr. Helmut Perlet, Dr. Gerhard Rupprecht, Jean-Philippe Thierry, Dr. Herbert Walter and Dr. Werner Zedelius.

Furthermore, members and substitute members of the Supervisory Board within the group of shareholder representatives of Allianz AG shall be appointed members or substitute members of the Supervisory Board of Allianz SE, respectively (see Section 6 para. 2 Sentence 1 and para. 3 sentence 1 of the statutes of Allianz SE that are attached to this merger plan as Annex I).

10.4	As a matter of legal precaution it is further noted that members of the Board of Directors and the controlling body Collegio Sindacale of RAS were appointed members of the board of directors of RAS Italia S.p.A., Milan, Italy, in the future to operate under the corporate name RAS S.p.A., respectively of the controlling body Collegio Sindacale, prior to the effectiveness of the merger in the course of the hive-down of the business of RAS into RAS Italia S.p.A., Milan, Italy, in the future to operate under the corporate name RAS S.p.A. These are, with respect to the board of directors of RAS Italia S.p.A. Giuseppe Vita, Michael Diekmann, Paolo Vagnone, Paolo Biasi, Detlev Bremkamp, Carlo Buora, Vittorio Colao, Nicola Costa, Rodolfo De Benedetti, Klaus Duehrkop, Pietro Ferrero, Francesco Micheli, Salvatore Orlando, Dr. Helmut Perlet, Giampiero Pesenti, Andrea Pininfarina, Gianfelice Rocca and Carlo Salvatori, whereby Mr. Bremkamp and Mr. Duehrkop will cease to be a member as of December 31, 2005. They will be followed by Enrico Cucchiani and Dr. Joachim Faber. With respect to the controlling body Collegio Sindacale of RAS respectively RAS Italia S.p.A. these are Pietro Manzonetto, Paolo Pascot and Giorgio Stroppiana, as well as Michele Carpaneda as substitute member.

SECTION 11

Rights of Creditors and Minority Shareholders

The rights of creditors and minority shareholders of Allianz AG and RAS are described in Annex II.

SECTION 12

Information on the Procedure Regarding the Agreement on Employee Involvement

12.1	In order to secure, in the context of the merger and the corresponding formation of an SE, the rights already acquired by the employees of Allianz AG and RAS regarding their involvement in decisions of the company, a procedure for the involvement of the employees in the Allianz SE must be conducted. Its objective is the conclusion of an agreement regarding the involvement of employees within the SE, in particular regarding the co-determination within the Supervisory Board of Allianz SE and the procedure regarding the information and consultation of the employees by formation of an SE Works Council or by other means to be agreed upon with the Board of Management of Allianz AG and the Board of Directors of RAS.

The employee involvement procedure is shaped by the principle of protection of the acquired rights of the employees of the companies participating in the foundation of the SE, i.e. Allianz AG and RAS. The extent of the employee involvement within the SE is determined by the definition of the terms in Section 2 para. 8 of the German SE-Employee Participation Act (SE-Beteiligungsgesetz, SEBG), which essentially follows Art. 2 lit. h) of the Council Directive 2001/86/EC of October 8, 2001 supplementing the Statute for a European Company with regard to the involvement of employees. Involvement of employees therefore means every procedure – in particular information, consultation and co-determination – which enables the employee representatives to exercise influence on the decisions made within the company. Information, in this context, means the information of the SE Works Council or other employee representatives by the management body of the SE on issues involving the SE, one of its subsidiaries or one of its establishments in another Member State, or which involve issues which exceed the authority of the competent bodies on the respective Member-State level. The right to consultation means, apart from comments by the employee representatives on events significant to decisions, the exchange between the employee representatives and the management as well as the consulting with the objective of a mutual consent, provided, however, that the management remains free in its decision. The most far-reaching form of influence that is granted, is the co-determination; it either relates to the right to appoint or elect members of the

Supervisory Board, or, alternatively, the right to propose these members or to object to proposals of third parties.

12.2	As parent company of Allianz Group, Allianz AG has a Supervisory Board with 20 members which is composed on a parity basis in accordance with the German Co-determination Act of 1976 (Mitbestimmungsgesetz – MitbestG 1976). With regard to the election of the ten employee representatives on the Supervisory Board of Allianz AG, only the employees in Germany have the active and passive voting right in accordance with the German Co-determination Act of 1976 (MitbestG 1976). Upon effectiveness of the merger and change of legal form of Allianz AG into an SE, the terms of office of the current employee representatives as well as the shareholder representatives of the Supervisory Board expire. The provisions of the German Co-determination Act of 1976 (MitbestG 1976) on the representation of employees within the Supervisory Board of Allianz AG will be substituted by the regime of the German SE-Employee Participation Act and its binding provisions.

Besides, there are additional supervisory boards in which the employees have co-determination rights in other group companies on the basis of the laws applicable. At Allianz, in addition to the works councils in the individual establishments and the general works councils of the individual German group companies, a group works council exists; these are not affected by the formation of the SE. In addition, a European Works Council (Allianz Europe Committee – AEC) has been established pursuant to the agreement on cross-border information and consultation of Allianz employees as amended by a third amendment dated March 31, 2003 between Allianz AG and the general works councils of Allianz.

In contrast, at RAS there is presently no employee co-determination at the corporate level, i.e. there are no employee representatives on the Board of Directors of RAS, because this is not provided for by Italian law. There are works councils on the operational level.

In principle, the formation of the SE itself has no consequences for the employees of Allianz Group. Their employment contracts are being continued as before with the respective group company; in the case of the employees of Allianz AG, their employment contracts are being continued unchanged with Allianz SE.

With respect to members of employee representations on an operational level of both Allianz AG and the Allianz Group, there will be no changes by the change of legal form into an SE. The existing works councils, general works councils, economic advisory committees (Wirtschaftsausschüsse), group works council and other employee representations on an operational level will be retained. Solely the continuity of the AEC is subject to the outcome of the employee involvement proceeding; in case of the appliaction of the statutory fall-back solution, the AEC would be substituted by an SE Works Council (Sections 22 et seq. German SE-Employee Participation Act).

Specific issues with respect to the employees of RAS result from the hive-down of the RAS business (with the exception of certain shareholdings and other assets) into RAS Italia S.p.A. (in the future RAS S.p.A.) prior to the merger of RAS into Allianz AG. The majority of the employees of RAS will become employees of RAS Italia S.p.A. Approximately 60 employees will not become employees of RAS Italia S.p.A., but will, at first, remain employees of RAS and will become employees of Allianz SE upon the effectiveness of the merger.

On October 25, 2005, Allianz AG, RAS and the competent Italian trade unions have concluded an agreement. It provides that these employment contracts which are being transferred to RAS Italia S.p.A., are to be continued by the latter under the same terms and conditions as hitherto, including Italian stipulations made by collective agreements. Employees of RAS who become employees of Allianz SE upon the effectiveness of the merger will continue to be employed at their current workplaces. Their employment relationships will be continued at the same terms and conditions, including the Italian stipulations made by collective agreements existing at the point in time of the effectiveness of the merger. The stipulations in collective agreements existing at RAS shall apply for the benefit of all employees who are hired after the implementation of the hive-down and the merger. If Allianz SE decides to stop such activities that are performed by the transferred employees of RAS, the concerned employees shall be entitled to demand within 30 days an employment with RAS Italia S.p.A. in the same position and at the same employment terms.

12.3

The initiation of the employee involvement procedure is conducted in accordance with the provisions of the German SE Employee Participation Act (SE-Beteiligungsgesetz, SEBG). It requires that the management bodies of the participating companies, i.e. the Board of Management of Allianz AG and the Board of Directors of RAS, request the employees to establish a Special Negotiating Body, and that they notify the employees or their representative bodies concerned, respectively, about the formation project. The procedure is to be initiated – by the required notification – unrequested and without undue delay after the management bodies of Allianz AG and RAS have published the merger plan prepared by them. The required notification of the employees or their representative bodies concerned, respectively, includes, in particular, (i) the identity and structure of Allianz AG and RAS, their concerned subsidiaries and concerned establishments, as well as their allocation among the Member States; (ii) the bodies representing employees existing within these companies and establishments; (iii) the number of persons employed in these companies and establishments, and the total number of persons employed in a given Member State determined on the basis thereof; and (iv) the number of employees enjoying co-determination rights in the corporate bodies of these companies.

12.4	It is provided by statutory law that the employees or their representative bodies concerned, respectively, appoint or elect the members of the Special Negotiating Body, which is composed of employee representatives from all Member States of the EU and from all signatory states of the European Economic Area (EEA) concerned, within a period of ten weeks after the initiation of the procedure by the required notification of the employees or their representative bodies concerned, respectively.

The establishment and composition of the Special Negotiating Body is, in principle, governed by German law (Section 4 and Section 5 SEBG, respectively). However, with regard to the election or appointment of the members of the Special Negotiating Body from the individual EU Member States and EEA signatory states the relevant national provisions of law apply. The establishment of the Special Negotiating Body is the responsibility of the employees and their representative bodies involved, or of the competent trade unions, respectively.

12.5	After the nomination of the members of the Special Negotiating Body but, in any case, no later than ten weeks after the initiation of the procedure by the required notification (cf. Section 12.3), both the management bodies of the concerned companies, i.e. Allianz AG and RAS, may convene the constitutive meeting of the Special Negotiating Body.

The negotiations commence on the day to which the management bodies of the companies concerned have invited for the constitutive meeting of the Special Negotiating Body. A maximum duration of the negotiations of six months is provided by law, which, however, the parties may extend to a period of up to one year by mutual resolution.

The negotiation procedure also takes place if the time limit for the election or appointment of a single or all members of the Special Negotiation Body elapsed for reasons for which the employees are responsible (Section 11 para. 2 sentence 1 of the German SE-Employee Participation Act (SE-Beteiligungsgesetz, SEBG)). It is in the interest of the employees to complete the election or the appointment of the members of the Special Negotiation Body within the ten weeks’ time limit. Delays, for which the employees are not responsible may lead to a prolongation of the procedure.

Members elected or appointed during the ongoing negotiations are not definitely excluded; they can participate in the negotiations at any time (Section 11 para. 2 sentence 2 of the SE-Employee Participation Act (SE-Beteiligungsgesetz, SEBG). A member joining at a late stage, however, has to accept the status of the negotiations as existing at this time. There is no claim for a prolongation of the six months time limit for the negotiations (Section 20 SE-Employee Participation Act (SE-Beteiligungsgesetz, SEBG).

The objective of the negotiations is the conclusion of an agreement on the employee involvement in Allianz SE. Subject matter of the negotiations are the employee co-determination within the Supervisory Board of Allianz SE and the stipulation of a procedure regarding the information and consultation of the employees, either by way of formation of an SE works council or by other means.

12.6	An agreement regarding the involvement of employees with regard to the co-determination within the Supervisory Board shall contain at least stipulations in respect of the number of employee representatives on the supervisory board, of the procedure according to which these employee representatives are appointed, and of the rights of such members. According to the binding provision in Art. 40 para. 3 of the SE Regulation, Section 17 para. 1 of the German SE-Implementation Act, the statutes of Allianz SE (Annex I) will stipulate the size of the Supervisory Board. The corresponding provision in the statutes of Allianz SE provides for a Supervisory Board consisting of twelve members. The management bodies of Allianz AG and RAS have furthermore agreed to maintain the principle of employee co-determination on a parity basis. Accordingly, the statutes of Allianz SE provide that six of the members of the Supervisory Board are to be appointed by the general meeting upon proposal of the employees. The geographic allocation of these employee represenatives is determined according to an agreement, if any, on the involvment of employees; in case such an agreement cannot be reached, the geographic allocation would be determined according to the statutory fall-back solution according to Section 12.10 below.

12.7

With regard to the stipulation of the proceeding regarding the information and consultation of the employees, the agreement has to stipulate whether an SE works council will be formed. In case it is formed, the number of its members and the allocation of seats, the information and consultation rights and the procedure therefore, the frequency of meetings, the financial and material resources to be made available, the date of entry into force and the duration of the agreement, as well as the circumstances in which the agreement is to be renegotiated and the procedure to be used in this regard, have to be stipulated.

Since the negotiating parties are not forced to opt for an SE works council, they can agree on a different procedure by which the information and consultation of the employees is assured.

In addition, the agreement should stipulate that further negotiations regarding employee involvement shall also be opened prior to structural changes to the SE.

12.8	The conclusion of an agreement for the involvement of employees requires a resolution adopted by the Special Negotiating Body which generally adopts resolutions by a majority of its members, provided that this majority also represents a majority of the employees. Where an agreement would lead to a reduction of employee co-determination rights, a qualified majority requirement of a two-thirds majority of the members of the Special Negotiating Body applies instead, provided that such majority represents at least two thirds of the employees in at least two Member States.

A reduction of co-determination rights would mean that the ratio of employees within the Supervisory Board of the SE is lower than the highest existing ratio within the participating companies, or that the right to elect, appoint, suggest or to refuse members of a supervisory body of the company, is abolished or restricted. In the Supervisory Board of Allianz AG, the employees have co-determination rights according to the parity-based co-determination pursuant to the German Co-determination Act of 1976 (MitbestG 1976), which grants to the German employees the right to elect half of the twenty members of the Supervisory Board of Allianz AG. It would have to be checked at the time of the resolution relating to an agreement on the involvement of employees whether this would result in a reduction of the co-determination rights, compared to the aforementioned status.

12.9	The Special Negotiating Body may theoretically also resolve not to enter into negotiations or to break off negotiations already ongoing. Also in this case the qualified majority described above would be required. The Supervisory Board of Allianz SE would then not be subject to employee co-determination, neither on the basis of an agreement nor by operation of law; the statutory fall-back solution of the German SE-Employee Participation Act would not apply. The contemplated provision of the statutes would deviate in this respect, having the effect that the statutes would have to be adapted or the co-determination would have to be implemented solely on the basis of this provision in the statutes.

An SE works council would not be established. Moreover, the provisions on the information and consultation within the EU Member-States and the EEA signatory states will apply, unless a European Works Council exists. With respect to Allianz SE, the AEC would continue to exist and would still hold the right to information and consultation. Upon the resolution not to enter into negotiations or break off already ongoing negotiations the employee involvement procedure is terminated.

12.10	If no agreement regarding the involvement of employees is being reached within the negotiation period, the statutory fall-back solution applies; the latter can also be agreed upon as content of the agreement.

In the present case, the statutory fall-back solution with regard to employee co-determination within the Supervisory Board would have the consequence that the principle of co-determination on a parity basis is maintained, so that half of the members of the Supervisory Board of Allianz SE would be employee representatives. However, the employee representatives would no longer be appointed by the employees in Germany alone, but by all employees in Europe. On the basis of the current number of employees and their allocation by countries, in a supervisory board composed of twelve members with six employee representatives there would be four seats for employees employed in Germany, one seat for employees employed in France and one seat for employees employed in Great Britain of the Allianz SE.

The employees employed in Germany, France and Great-Britain would have to nominate their employee representatives, which are elected by the general meeting of Allianz SE, pursuant to the regulations of their respective country. In case a nomination would not occur, the SE Works Council would have to nominate them.

With regard to the protection of the right to information and consultation of the employees of Allianz SE, the statutory fall-back solution would have the consequence that an SE Works Council would have to be established, the function of which would be to safeguard the right to information and consultation of the employees in the SE. It would be responsible for matters which affect the SE itself, one of its subsidiaries or one of its establishments in another Member State, or which go beyond the powers of the competent bodies at the level of the individual Member States. The SE Works Council would have to be informed and consulted annually with regard to the development of the business situation and the future prospects of the SE. It would have to be informed and consulted with regard to extraordinary circumstances. The composition of the SE Works Council as well as the election of its members would, in principle, follow the provisions applicable to the composition and appointment of the members of the Special Negotiating Body.

12.11	In the event of the application of the statutory fall-back solution, during the existence of the SE, it is to be reviewed every two years by the managing body of the SE whether changes within the SE, its subsidiaries and establishments require an alteration of the composition of the SE Works Council. In cases where the statutory fall-back solution applies, the SE Works Council, four years after its establishment, has to resolve with the majority of its members, whether negotiations shall be opened with regard to an agreement for the involvement of employees within the SE or whether the then current provisions shall continue to apply. In case a resolution to commence negotiations regarding an agreement on the involvement of the employees, the SE Works Council takes the place of the Special Negotiating Body for purposes of such negotiations.

12.12	The necessary costs incurred by the constitution and the activity of the Special Negotiation Body are borne by Allianz AG and RAS as well as after its foundation by Allianz SE as joined debtors (Gesamtschuldner). This obligation to bear the costs covers all material and personal resources, which arise in connection with the activity of the Special Negotiating Body, in particular in connection with the negotiations. In particular, there have to be provided rooms in the necessary size, material resources (e.g., telephone, fax, required literature), interpreters and office personnel, and the necessary costs for travel and for room and board of the members of the Special Negotiation Body have to be borne.

12.13	The statutory law provisions relating to the employee involvement procedure, in particular the provisions of the German SE-Employee Participation Act, shall not be affected by the provisions in Section 12.1 through 12.12.

This document is an English language non-binding translation of the German language notarized merger plan. An Italian language merger plan was also notarized.